Exhibit 99.1

Country Style Cooking Restaurant Chain Announces Resignation of Chief Operating Officer

CHONGQING, China, January 9, 2015— Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced that its Chief Operating Officer and board director, Mr. Chao Sun, is resigning from his position at the Company and on the board of directors due to personal reasons, effective January 31, 2015. Mr. Xingqiang Zhang, currently a director of the Company, will take over Mr. Chao Sun's responsibilities as Chief Operating Officer of the Company.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, "I’d like to thank Mr. Sun for his significant contributions to the Company's growth and development over the years, and wish him good luck with future endeavors. At the same time, we are confident that Mr. Xingqiang Zhang is well equipped to lead the Company to achieve its next level of growth and profitability."

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) ("Country Style Cooking") is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants under brands of CSC and Mr. Rice and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.
Phone: +86-23-8866-8866
Email: ir@csc100.com

ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com